Tayfun Tuzun Chief Financial Officer BMO FG	BMO Financial Group 320 S. Canal Street Chicago, IL, 60606 U.S. Tel.: (312) 461-2300 Tayfun.Tuzun@bmo.com

April 17, 2025

Mengyao Lu, Lory Empie

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bank of Montreal (the “Bank”)

Form 40--F for Fiscal Year ended October 31, 2024

Response dated April 3, 2025

File No. 001--13354

Dear Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from staff (“Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 3, 2025, relating to our Annual Report on Form 40--F for the fiscal year ended October 31, 2024 (the “2024 40-F”).

To facilitate the Staff’s review, the Bank has included in its response the numbered questions as raised in the Comment Letter and provided responses immediately following each numbered comment.

The Bank reports its financial information in Canadian dollars (C$) and all monetary amounts set forth herein are expressed in Canadian dollars, unless otherwise stated.

Form 40-F for Fiscal Year Ended October 31, 2024

Note 10: Acquisitions, page 171

Staff Comment #1 – part a

We have reviewed your response to our previous comment. We note your disclosure on page 171 that the fair value hedges, coupled with other actions taken to manage your interest rate risk profile to your target position, crystallized a $5.7 billion loss on the U.S. Treasuries and other instruments which you accrete as a reduction to net interest income over their remaining life through accounting for the new fair value hedges. Please provide the reference to the applicable literature to support the crystallization of this loss (as amortized cost instruments) and provide an illustrative example with journal entries showing how this loss is accreted as a reduction to net interest income using the effective interest method.

On February 1, 2023, we held the portfolio of U.S. Treasuries and other instruments, which were, at that date, in an economic unrealized loss position of $5.7 billion due to the increase in interest rates since they were acquired. These securities were accounted for at amortized cost since they were acquired (IFRS 9 4.1.2). Under amortized cost accounting, unrealized losses are not recorded in the income statement unless the securities are sold (IFRS 9 5.4.2 and 5.7.2). When securities are held until maturity, we receive the par value, so unrealized gains or losses due to changes in rates prior to maturity are never realized. The U.S. Treasuries and other instruments remained on our balance sheet at their amortized cost up until February 1, 2023. On this date, they were designated in a fair value hedge of interest rate risk using newly transacted pay-fixed receive-floating interest rate swaps. This hedge converts our fixed rate exposure to floating rate.

Our reference to “The fair value hedges, …, crystallized a $5.7 billion loss on these instruments” in our disclosures described how the hedging swaps would lock/crystalize our future exposure to changes in these instrument’s fair value caused by future changes in interest rates. This is explained through an illustrative example shown below (in particular in the “Illustrative accounting for the swap – interest accruals” section), which shows that because the fixed rate receivable on the bond is less than the fixed rate payable on the hedging swap, we essentially “froze” the fixed interest rate exposure at the date of designation. This shortfall between interest receivable and interest payable over the term of the hedge naturally creates the loss in net interest income over time, equivalent to the locked in/crystalized loss on the U.S. Treasuries and other instruments as at the designation date.

Illustrative example

The facts in this example are illustrative and do not reflect an actual transaction. In addition, the calculations include certain assumptions which may not be captured in the discussion below. February 1 to January 31 is assumed as a reporting period for the purposes of the journal entries illustrated.

Illustrative fact pattern

Note: All amounts are in U.S. dollars. and, for simplicity, foreign exchange impacts from conversion to Canadian dollars are not illustrated.

•

On December 20, 2021, the Bank purchases a $100 U.S. Treasury bond (the bond) maturing on January 31, 2027 at par value. The coupon rate on the bond is 1.0% and for simplicity, this rate is assumed to be equal to the market overnight SOFR (O/N SOFR) on that date. The coupon is paid annually on January 31 of each year.

•

The bond meets the conditions in IFRS 9 4.1.2 on the December 20, 2021 purchase date and as such, is accounted for at amortized cost. Since the bond is purchased at par, following the effective interest rate method described in IFRS 9 5.4.2, the interest revenue recorded in any period is the same as the coupon amount.

•	On January 31, 2023, the bond remains on the Bank’s balance sheet at its amortized cost amount of $100. However, the market O/N SOFR has increased

•	to 2.5%. Due to this increase, the fair value of the bond has decreased by $5.7 – from $100 on December 20, 2021 to $94.3[1] on January 31, 2023.

•	On January 31, 2023, the Bank enters into an at-market pay-fixed (2.5%), receive O/N SOFR interest rate swap (the swap) maturing on January 31, 2027, with a fair value of zero.

•

This swap is designated as a hedging instrument in a fair value hedge of the $100 bond due to the change in the benchmark interest rate (i.e. O/N SOFR). The hedge designation date is January 31, 2023. The swap settles annually on January 31 of each year through to its maturity date on January 31, 2027 (IAS 39 72, 78, AG102).

•

As part of the hedge documentation required to qualify for hedge accounting, the Bank specified that the contractual cash flows of the bond will be hedged for O/N SOFR (as a benchmark risk) (IAS 39 AG 99C-99D).

•	At its inception and throughout the relationship, the hedge passes the qualifying criteria for hedge accounting described in IAS 39 88.

Illustrative accounting for the bond – purchase and interest accruals:

On December 20, 2021, the Bank records the purchase of the bond:

Dr. Debt securities at amortized cost	$100
Cr. Cash		$100

Up to each coupon payment date, the Bank records interest income at 1.0% annually:

Dr. Interest receivable	$1
Cr. Interest income		$1

At the hedge designation date, the present value of the bond using the market O/N SOFR has decreased to $94.3. No adjustment is recorded because the bond continues to be accounted for at amortized cost (IFRS 9 5.4.1-5.4.2).

Illustrative accounting for the swap – interest accruals (fair value adjustments are shown below):

No entry is required for the swap on January 31, 2023 because it was entered into at-market rates with a fair value of zero at the hedge designation date.

At each settlement date, the Bank records interest accruals for the fixed and floating legs of the interest rate swap:

Dr./Cr. Interest expense/income, net	$	X
Cr./Dr. Interest rate swap			$	X

This entry represents the net accrued interest on the pay-fixed leg (2.5%) and the receive-floating leg of the interest rate swap.

[1]

Calculated as the net present value of four equal annual interest receipts of $1 between January 31, 2024 and January 31, 2027 and the principal of $100 to be received on January 31, 2027, discounted using the market interest rate of 2.50%.

When comparing the pay leg on the swap to the interest received on the bond, the net impact to interest income at every coupon/settlement date is a reduction of $1.5 ($2.5 expense on the swap offset by $1 income on the bond). This reflects the difference in the market rates between when the bond was purchased and the hedge designation date that will be realized throughout the term of the hedging relationship. At the hedge designation date, the present value of the negative net interest income of $1.5 over the remaining life of the bond is $5.72 – the same as the economic unrealized loss on the bond at January 1, 2023.

Aligning to our situation, this shows that our decision to designate the U.S. Treasuries and other instruments into a fair value hedging relationship using the at market swap locks/crystalizes the $5.7 billion unrealized economic loss we had on that date such that it would be reflected in net interest income over the remaining term of the bond via the bond/swap fixed rate differential. The effect of crystallization of the economic loss against the market rate movements is what we referred to in the financial statements as the crystallized loss “which will be recognized as a reduction in interest income over their remaining life through accounting for the new fair value hedges”.

Illustrative hedge accounting entries – fair value adjustments for the bond and the swap:

Once a fair value hedge relationship is established, the Bank is required to calculate the changes in fair value of the bond due to changes in the benchmark interest rate (IAS 39.AG99F). To do this, the Bank present values cashflows from the hedged item (bond) at the hedge relationship designation date (and on an ongoing basis at each measurement date) using the designated benchmark interest rate (thereby constructing a hypothetical derivative).

•	This hypothetical derivative matches the terms of the bond that impact its fair value, such as the notional, currency, maturity date, payment frequency etc.

•

Once established, the present value of the hedged item will be calculated based on changes in the fair value of the fixed leg of the hypothetical derivative in response to changes in the designated benchmark interest rate.

The illustrative hypothetical derivative has the following attributes at January 31, 2023:

•	Notional: $100

•	Receive leg: 1.0% (same as the bond coupon rate)

•	Pay leg: O/N SOFR

•	Maturity date: January 31, 2027 (same as the bond)

•	Fixed-rate leg payment frequency: Annually on January 31 with the first payment date on January 31, 2024

Because the illustrative at-market benchmark interest rate at the designation date is 2.5%, the illustrative hypothetical derivative has a negative inception value of $5.7 (the “inception value”). This inception value represents the designation date market discount/unrealized economic loss on the bond. The change in present value of the hedged item attributable to this inception value is not part of the hedging relationship. As a result, this change must be excluded from the change in fair value of the hedged item caused by changes in the hedged risk calculation that are recognized in interest income during the hedging relationship (IAS 39 89).

[2]	Calculated as the net present value of four equal net interest payments of $1.5 between January 31, 2024 and January 31, 2027 discounted using the January 31, 2023 market interest rate of 2.5%.

The following table shows the calculations used to arrive at the illustrative journal entries below.

$ (unless otherwise noted)	1/31/2023	1/31/2024	1/31/2025	1/31/2026	1/31/2027
O/N SOFR rate	2.5%	4.0%	3.5%	5.0%	n/a
Present value of hedged item using market O/N SOFR	94.3	91.7	95.3	96.2	100
Total change in present value	—	(2.6)	3.6	0.9	3.8
Less: Unwind of present value of hedged item on hedge designation date (Note 1)	—	(1.4)	(1.4)	(1.4)	(1.5)
Change in the value of the hedged item attributable to changes in O/N SOFR rates during hedge period - gain/(loss) recognized in interest income	—	(4.0)	2.2	(0.5)	2.3
Fair value of the swap	—	4.1	1.9	2.4	—
Change in fair value of the swap - gain/(loss)	—	4.1	(2.2)	0.5	(2.4)

Note 1: As this amount represents the change in present value of the hedged item attributable to the inception value, it needs to be excluded from the hedge designation to properly reflect the changes in the present value of the bond due to changes in the benchmark interest rate (IAS 39 89(b)).

These excluded amounts are calculated by isolating the change in present value while keeping rates constant at the benchmark interest rate at the designation date (2.5%):

	$1/31/2023 at hedge inception date	1/31/2024	1/31/2025	1/31/2026	1/31/2027
Present value of the hedged item using 2.5%	94.3	95.7	97.1	98.5	100
Total change in present value	—	1.4	1.4	1.4	1.5

The following table shows a summary of the changes in the present value of the hedged item due to changes in O/N SOFR and the fair value of the swap on the Bank’s balance sheet and income statements throughout the hedging relationship. Since the change in present value of the hedged item attributable to the inception value is excluded from the hedging relationship, the overall impact from these entries to net interest income over time is zero, which shows the hedge is highly effective.

	$1/31/2023	1/31/2024	1/31/2025	1/31/2026	1/31/2027
Balance Sheet
Swap Asset (Liability)	—	4.1	1.9	2.4	—
Bond at Amortized Cost	100	100	100	100	100
Bond FV Hedge Adjustments	—	(4.0)	(1.8)	(2.3)	—
Income Statement (+ credit/ - debit)
Interest Income (effective portion):		—	—	—	—
- Interest rate swap		4.0	(2.2)	0.5	(2.3)
- FV adjustments		(4.0)	2.2	(0.5)	2.3
Non-Interest Income (ineffective portion)		0.1	—	—	(0.1)

Illustrative accounting entries for one period are below:

To record the change in the value of the Bond for change in the O/N SOFR at January 31, 2024:

Dr. Interest income	$4.0
Cr. FV adjustment to Bond		$4.0

To record the change in the fair value of the interest rate swap at January 31, 2024:

Dr. Interest rate swap	$4.1
Cr. Interest income		$4.0
Cr. Non-interest income		$0.1

From January 31, 2025 to 2027, the same illustrative accounting entries are followed.

Staff Comment #1 – part b

Additionally, please quantify the impacts on your net interest income in each of the past two fiscal years as well as the expected impact in fiscal year 2025 and future annual periods and tell us how you considered disclosing these impacts in the MD&A included in Exhibit 99.2 to your annual report.

The implementation of the fair value hedge on the U.S. Treasuries and other instruments has a negative impact on net interest income over the remaining term of these securities. As shown in the table below, this is offset by the higher accretion from the acquired fixed rate portfolios, resulting in overall accretion to net interest income over time, which is closer to our initial signing date assumptions. Given the net impact of this transaction to our ~$19 billion in net interest income in any particular year is not material, we did not quantify these impacts in our MD&A, although we did disclose the following in our Financial Review for the year ended October 31, 2023 as follows:

Adjusted net loss was $852 million, compared with an adjusted net loss of $338 million in the prior year. Adjusted results were driven by higher expenses, primarily due to the inclusion of Bank of the West and lower revenue. Lower revenue was driven by treasury-related activities, partially offset by the impact of Bank of the West, which included the accretion of purchase accounting fair value marks on loans and deposits and the discount on securities, net of the amortization of the fair value hedge.

Summary of expected impacts to net interest income over time (Canadian dollar totals differ from estimated amounts previously disclosed due to the impact of changes in the USD/CAD FX rate since that date):

$ millions (pre-tax)	Fiscal 2023	Fiscal 2024	Expected fiscal 2025		Remaining term		Total
Interest income – accretion as a result of the acquisition	1,348	1,265	[redacted	]	[redacted	]	[redacted	]
Interest expense – fair value hedge	(877)	(1,122)	[redacted	]	[redacted	]	[redacted	]
Net interest income	471	143	[redacted	]	[redacted	]	[redacted	]

Staff Comment #2

Please tell us how you determined the net interest income for the U.S. Treasuries and other instruments carried at amortized cost and why those were negative for certain periods. As part of your response, please consider providing illustrative examples of the calculation for a period that resulted in net interest income and a period that resulted in net interest expense.

Interest income on the U.S. Treasuries and other instruments was calculated using the effective interest method. The amounts presented in our initial response were net of funding costs, aligned with the amounts disclosed in the Non-GAAP and Other Financial Measures section of our Management Discussion & Analysis within Form 40—F for each period listed. Below, we have presented interest income from the U.S. Treasuries and other instruments and interest expense from the SOFR liabilities that made up the net interest income. In Q4 2022 and Q1 2023, the net impact was negative due to increases in SOFR rates beyond the average fixed rate on the hedged U.S. Treasuries and other instruments.

Quarter/ $ millions (pre-tax)	Interest income from portfolio of U.S. Treasuries and other instruments	Interest expense from SOFR liabilities used to fund the U.S. Treasuries and other instruments	Net interest income from portfolio of U.S. Treasuries and other instruments
Q1 2022	53	(8)	45
Q2 2022	165	(43)	122
Q3 2022	191	(153)	38
Q4 2022	202	(359)	(157)
Q1 2023	198	(581)	(383)
Total	809	(1,144)	(335)

Staff Comment #3

Please summarize for us the general working principles of your Quasi Fair Value Swap (“QFV Swap”) model and how you assess the hedging effectiveness under IAS 39. As part of your response, please contrast this approach with the “hypothetical derivative” method discussed in paragraph B6.5.5 of IFRS 9 and consider providing illustrative examples in your response.

Our approach to calculate the change in the value of the hedged item for the purpose of assessing hedge effectiveness and measuring hedge ineffectiveness is the same as the hypothetical derivative method as discussed in IFRS 9 B6.5.5. The Quasi Fair Value Swap (QFV swap) is our internal terminology used to describe the methodology to calculate the fair value of the hedged risk.

The hypothetical method is one way of calculating the change in the value of the hedged item. The hypothetical derivative matches the key terms of the hedged item (i.e., the fixed rate financial asset or liability), such as the notional, currency, maturity date, payment frequency etc. Using this method, the change in the fair value of the hypothetical derivative period-over-period adjusts the carrying amount of the hedged item to reflect the exposure to changes in the present value of the hedged item caused by changes in the benchmark interest rate. In addition, we use these changes in value in the regression analysis to demonstrate the hedging relationship is highly effective throughout the hedge term [IFRS 9 B6.5.6, IAS 39 AG105].

Please contact us with any questions or comments regarding the foregoing.

Very truly yours,

BANK OF MONTREAL

/s/ Tayfun Tuzun
Tayfun Tuzun
Chief Financial Officer

cc:	Sharon Haward-Laird

Paul Noble

Lisa Hofstatter

Kirsty Merath

David Simpson